Registration No. 33-________

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM S-2
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933



             HEALTH AND RETIREMENT PROPERTIES TRUST
     (Exact Name of Registrant as Specified in Its Charter)

               MARYLAND                              04-6558834
     (State or Other Jurisdiction            (I.R.S. Employer
     of Incorporation or Organization)    Identification Number)

                        400 Centre Street
                  Newton, Massachusetts  02158
                         (617) 332-3990
               (Address, Including Zip Code, and
                Telephone Number, Including Area
       Code, of Registrant's Principal Executive Offices)


                       MARK J. FINKELSTEIN
                        400 Centre Street
                  Newton, Massachusetts  02158
                         (617) 332-3990
            (Name, Address, Including Zip Code, and
                Telephone Number, Including Area
                   Code, of Agent For Service)

                            Copy to:
                     Lena G. Goldberg, Esq.
                      SULLIVAN & WORCESTER
                     One Post Office Square
                  Boston, Massachusetts  02109

           Approximate date of commencement of proposed sale to the public:
                    As soon as practicable after the effective date
                              of this Registration Statement

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, check the following box.
/  /

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
/  /


CALCULATION OF REGISTRATION FEE


Title of                      Amount to          Proposed           Proposed           Amount of
Shares to be                  be Registered      Maximum            Maximum            Registration
Registered                                       Offering           Aggregate          Fee
                                                 Price Per          Offering
                                                 Unit               Price

Series A                        2,000,000        $15.00             $30,000,000         $6,000.00
Preferred
Shares of
Beneficial
Interest, $.01
par value

Common Shares
of Beneficial                   (1)               ------              -------              ------
Interest, $.01
par value
_________
</TABLE)
(1)  Such indeterminate number of common shares of beneficial interest as may be issued upon conversion of the Series A
Preferred Shares of Beneficial Interest being registered
hereunder.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

             HEALTH AND RETIREMENT PROPERTIES TRUST

   2,000,000 Series A Preferred Shares of Beneficial Interest



                      Cross Reference Sheet
Item         Description in Form S-2                       Caption in
 No.                                                       Prospectus

1.           Forepart of the Registration              Cover Page; Outside
             Statement and Outside Front Cover         Front Cover
              Page of Prospectus . . . . . . .

2.           Inside Front and Outside Back             Incorporation of
             Cover Pages of Prospectus. . . .          Certain Information
                                                       by Reference;
                                                       Available
                                                       Information; Inside
                                                       Front Cover

3.           Summary Information, Risk Factors         Ratio of Earnings
             and Ratio of Earnings to Fixed            to Combined Fixed
             Charges . . . . . . . . . . . . .         Charges and
                                                       Preferred
                                                       Stock Dividends

4.           Use of Proceeds . . . . . . . . .         The Company - The
                                                       Chapple Transaction

5.           Determination of Offering Price           The Company - The
                                                       Chapple Transaction

6.           Dilution . . . . . . . . . . . .          N/A

7.           Selling Security Holders . . . .          N/A

8.           Plan of Distribution . . . . . .          The Company - The
                                                       Chapple Transaction

9.           Description of Securities to be           Description of
             Registered . . . . . . . . . . .          Capital Stock

10.          Interests of Named Experts and            Legal Matters;
             Counsel. . . . . . . . . . . . .          Experts

11.          Information with Respect to the           The Company;
             Registrant . . . . . . . . . .            Description of
                                                       Capital Stock;
                                                       Incorporation of
                                                       Certain Information
                                                       by Reference

12.          Incorporation of Certain
             Information by Reference . . .            Incorporation of
                                                       Certain Information
                                                       by Reference

13.         Disclosure of Commission Position          N/A
            on Indemnification for Securities
            Act Liabilities

          SUBJECT TO COMPLETION, DATED OCTOBER 11, 1994

PROSPECTUS


   2,000,000 Series A Preferred Shares of Beneficial Interest


             HEALTH AND RETIREMENT PROPERTIES TRUST



     Health and Retirement Properties Trust (the "Company" or
"HRP") is a real estate investment trust which invests primarily in retirement communities, assisted living centers, nursing homes and other long term care facilities. On October 5, 1994, the last reported sale price for the Company's common shares of beneficial interest, $.01 par value per share (the "Common Shares"), as reported on the New York Stock Exchange, was $14-1/8.

     This Prospectus relates to the offer and sale by the Company of 2,000,000 shares of the Company's Series A Preferred Shares of
Beneficial Interest, $.01 par value per share (the "Preferred
Shares") and the Common Shares into which such shares are convertible (together, the "Offered Shares") to the Chapple
Entities (as defined herein) in connection with the acquisition by the Company of nine nursing facilities from the Chapple Entities.
No brokerage commissions will be paid in connection with the sale of the Shares.

     The Company will pay expenses of this offering estimated to be approximately $_________. No expenses or other compensation will be paid to any underwriter in connection with this offering.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.  THESE
SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR
TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS
PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR
SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER
THE SECURITIES LAWS OF ANY SUCH STATE.



                        October __, 1994

          No dealer, sales person or other individual has been authorized to give any information or make any representations not contained in the Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.




                        TABLE OF CONTENTS

                                           Page
Available Information. . . . . . . . . .      2
Incorporation of Certain Information by
Reference. . . . . . . . . . . . . . . .      3
The Company. . . . . . . . . . . . . . .      4
Ratio of Earnings to Combined Fixed
Charges
 and Preferred Stock Dividends . . . . .      5
Federal Income Tax and ERISA
Considerations . . . . . . . . . . . . .      5
Description of Capital Stock . . . . . .      6
Legal Matters. . . . . . . . . . . . . .      9
Experts. . . . . . . . . . . . . . . . .     10

                      AVAILABLE INFORMATION

     Health and Retirement Properties Trust (the "Company") has filed with the Securities and Exchange Commission (the
"Commission") in Washington, D.C., a registration statement on Form S-2 (together with all amendments thereto, the "Registration
Statement") under the Securities Act of 1933, as amended, with respect to the securities of the Company offered hereby. This
Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration
Statement and the exhibits and schedules thereto. For further information concerning the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Copies of the Registration
Statement together with such exhibits and schedules may be obtained from the Commission at its principal office in Washington, D.C.
upon payment of a prescribed fee.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington,
D.C. 20549, and at the following regional offices of the
Commission:  Chicago Regional Office, Suite 1400, 500 West Madison
Street, Chicago, Illinois 60661-2511; and New York Regional Office,
Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public
Reference Section of the Commission at its principal office at 450
Fifth Street, N.W., Washington, D.C. 20549.  In addition, the
Company's common shares of beneficial interest are listed on the New York Stock Exchange, and reports, proxy material and other information concerning the Company may be inspected at the offices of The New York Stock Exchange located at 20 Broad Street, New
York, New York 10005.

        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by this reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, dated March 22, 1994, as amended by an Amendment No. 1 on Form-10K/A, dated March 29, 1994
(the "Form 10-K"); (ii) the Company's Quarterly Reports on Form
10-Q for the quarters ended March 31, 1994 and June 30, 1994, copies of which accompany this Prospectus; and (iii) the Company's
Current Report on Form 8-K dated July 1, 1994; and (iv) the
Company's Registration Statement No. 33-53173 on Form S-3, dated April 19, 1994, as amended. The consolidated financial statements of Greenery Rehabilitation Group, Inc.
("Greenery") at and for the fiscal year ended September 30, 1993, are incorporated herein by reference from Greenery's Annual Report on Form 10-K for the fiscal year ended September 30, 1993; the consolidated financial statements of Horizon Healthcare Corporation
("Horizon") at and for the fiscal year ended May 31, 1994; the consolidated financial statements of GranCare, Inc. ("GranCare") at and for the year ended December 31, 1993 and the quarters ended
March 31, 1994 and June 30, 1994 are incorporated herein by reference from GranCare's Annual Report on Form 10-K for the year ended December 31, 1993 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994; and the consolidated financial statements of Marriott International, Inc.
("Marriott") at and for the fiscal year ended December 31, 1993 and the fiscal quarters ended March 25, 1994 and June 17, 1994 are incorporated herein by reference from Marriott's Annual Report on Form 10-K for the year ended December 31, 1993 and its Quarterly
Reports on Form 10-Q for the quarters ended March 25, 1994 and June
17, 1994.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to the information that is incorporated herein by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention:
Investor Relations, telephone (617) 332-3990.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED
OCTOBER 9, 1986, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS
THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE
DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND,
PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST"
REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS
TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE,
OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE TRUST SHALL BE HELD
TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION
OF, OR CLAIM AGAINST THE TRUST.  ALL PERSONS DEALING WITH THE
TRUST, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE TRUST FOR
THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                           THE COMPANY

     The Company is a real estate investment trust which invests in income producing health care related real estate. The Company presently has gross real estate investments and commitments, including the investment in the properties described below under the heading "The Chapple Transaction", totalling approximately $872 million in 158 Properties located in 29 states. The Company was organized in October 1986 as a Maryland real estate investment trust and commenced operations in December 1986. Its principal executive offices are located at 400 Centre Street, Newton, Massachusetts, and its telephone number is (617) 332-3990.

The Chapple Transaction

     The Company has entered into an Agreement and Plan of Reorganization (the "Agreement") with Bennington C. C., Inc., a
Vermont corporation, Berlin C. C., Inc., a Vermont corporation, St.
Johnsbury C. C., Inc., a Vermont corporation, Rochester C. C.,
Inc., a New Hampshire corporation, Springfield C. C., Inc., a
Vermont corporation, Burlington C. C., Inc., a Vermont corporation,
The LP Corporation, a Vermont corporation, and American Health
Care, Inc., a Vermont corporation (collectively, the "Chapple
Entities") involving the purchase by the Company of nine nursing facilities owned by the Chapple Entities (the "Chapple
Properties"). These nine facilities contain an aggregate of 916 licensed beds located in Vermont (eight facilities with 808 beds) and New Hampshire (one facility with 108 beds). The purchase price to be paid by the Company for the Chapple Properties is $35,000,000, subject to an adjustment equal to the amount of certain existing liens on the properties, which the Company has agreed to assume at the closing of the transaction. The purchase price is to be paid by HRP at the closing in Preferred Shares, based on a value of $15.00 per Preferred Share. This purchase price was negotiated by the Company and the Chapple Entities on an arms' length basis. Factors considered by the Company in connection with these negotiations were the current and anticipated cash flow from the Chapple Properties and its adequacy to meet operational needs and financing obligations and to provide a competitive market return on investment to the Company; the growth, tax and regulatory environment of the communities in which the Chapple Properties are located; occupancy and demand for similar health care facilities in the same or nearby communities; the mix of private and government sponsored patients; the mix of cost-based and charge-based revenues; the construction quality, condition and design of each facility; and the geographic area and type of property. The terms and conditions of the Preferred Shares (see
"Description of Capital Stock -- Description of Series A Preferred
Shares") were also determined by arms' length negotiation among the parties. The Chapple Transaction is subject to conditions and contingencies customary in transactions of this type, including health care and other regulatory approvals. Although no assurance can be given that the Chapple Transaction will be consummated, the Company expects that the closing will occur on or prior to December
31, 1994.

     The Company intends to lease the Chapple Properties located in Vermont to Vermont Subacute Corporation, a Delaware corporation
("VSA") and to lease the Chapple Property located in New Hampshire to New Hampshire Subacute Corporation, a Delaware corporation
("NHSA"). Both VSA and NHSA are wholly owned by Barry M. Portnoy and Gerard M. Martin, Trustees of the Company, and Mark J.
Finkelstein, President of the Company, who also serves as President of Connecticut Subacute Corporation ("CSC"), Connecticut Subacute
Corporation II ("CSC II"), VSA and NHSA.  If the Chapple
Transaction is consummated, it is presently contemplated that Mr.
Finkelstein will resign as President of the Company.

     The Company anticipates that the leases will be triple net leases with an initial term of approximately fourteen years
(expiring December 31, 2008) plus three successive ten year renewal options, for a maximum term of 44 years. Such renewal options may be exercised for all, but not less than all, of the Chapple
Properties.  Minimum rent in the first year will be set at $306,250 per month. Additional rent will be payable commencing in 1996 based upon increases in net patient revenues realized at each facility. The obligation of VSA and NHSA under the leases shall be secured by a first lien on all tangible personal property used in connection with the operation of the Chapple Properties. At the expiration of the leases (including the expiration of any renewals thereof), VSA and NHSA will have an option to purchase all, but not less than all, of the Chapple Properties from the Company for a purchase price equal to the greater of (i) the fair market value of such properties at the time of the exercise of the option (or, if the parties cannot agree on the fair market value, by appraisal) and (ii) $35,000,000. In addition, VSA and NHSA will have a right of first refusal in the event the Company determines to sell any or all of the Chapple Properties.

     Although the lease terms for the Chapple Properties were negotiated between related parties, such terms have been approved by the Company's Independent Trustees, and the Company believes that such terms are at least as favorable to the Company as those which could be obtained from a third party.

     For the year ended December 31, 1993, based on information furnished to the Company by the Chapple Entities, net revenues for the Chapple Properties aggregated approximately $31.3 million, of which 25% were charge based revenues. Average occupancy for the three-year period ended June 30, 1994 was 96%.


           RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                  AND PREFERRED STOCK DIVIDENDS

                                                       Year Ended December 31,         Six Months
                                                                                        Ended
                                         1989     1990     1991     1992      1993      6/30/94
EARNINGS
Income before gain on sale of
  properties and extraordinary items     7,900    14,280   22,079   27,243    37,738   26,984
Adjustment for fixed charges             9,930     9,997   12,305   10,419     6,529    2,760
     Total                              17,830    24,277   34,384   37,662    44,267   29,744

FIXED CHARGES
Interest expense                         9,554     9,511   11,741    9,466     6,217    2,328
Amortization and deferred
  finance charges                          376       486      564      953       312      432
Preferred stock dividends                 --        --       --       --         --      --
     Total Fixed Charges                 9,930     9,997    12,305  10,419      6,529   2,760


Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends                               1.8       2.4      2.8      3.6      6.8      10.8

           FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

     The following description of certain federal income tax matters and the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Form 10-K, which is incorporated herein by reference. Sullivan & Worcester, Boston, Massachusetts, has rendered its opinion that the discussion in this section and in the Form 10-K in the sections captioned "Federal Income Tax Considerations" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" in all material respects is accurate and fairly summarizes the federal income tax and ERISA issues which are material to an investment in the Company's shares of beneficial interest (the "Shares") and that the opinions of counsel referred to in those sections represent Sullivan & Worcester's opinions on those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in the Form 10-K, Sullivan & Worcester has opined to the effect (a) that the Company has been organized in conformity with the requirements for federal tax qualifications as a REIT, has qualified as a REIT for its 1987, 1988, 1989, 1990, 1991 and 1992 taxable years, and that the Company's current and anticipated investments and its plan of operation will enable it to continue to meet the requirements for federal tax qualification and taxation as a REIT and (b) that, under the "plan assets" regulations promulgated by the Department of Labor under ERISA, the Common Shares are publicly offered securities and the assets of the Company will not be deemed to be "plan assets" under ERISA.

     The Company is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended, (the "Code"). As a REIT, the Company's net income which is distributed as dividends to shareholders will be exempt from federal taxation. Distributions to the Company's shareholders generally will be includable in their income; however, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of shareholders' Shares. Approximately 26% of dividends distributed in calendar 1993 were treated as a return of capital.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to
Section 4975 of the Code which acquires its Shares.

     EACH PROSPECTIVE PURCHASER OF THE SHARES OFFERED HEREBY IS
ADVISED TO CONSULT HIS, HER OR ITS OWN PROFESSIONAL ADVISOR
REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM, HER OR IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OFFERED HEREBY.


                  DESCRIPTION OF CAPITAL STOCK

     The following description of the Shares does not purport to be complete but contains a summary of certain portions of the Declaration and By-laws of the Company.

Description of Shares of Beneficial Interest

     The Company is authorized to issue an aggregate of 150,000,000 Shares in two classes: 100,000,000 common shares of beneficial interest, $.01 par value per share, and 50,000,000 preferred shares of beneficial interest. All the Shares presently outstanding are Common Shares. The Board of Trustees is authorized to cause the issuance, without shareholder approval, of classes or series of preferred shares from time to time and to set (or change, if the class or series has previously been established) the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such preferred shares. Pursuant thereto, and in connection with the Chapple Transaction, the Company will issue the Preferred Shares, which have the terms and conditions described below under the heading "Description of Series A Preferred Shares".

     Except as otherwise determined by the Board of Trustees with respect to any class or series of preferred shares, all of the Company's Shares: (i) will participate equally in dividends payable to shareholders when, as and if declared by the Board of Trustees and ratably in net assets available for distribution to shareholders on liquidation or dissolution; (ii) will have one vote per Share on all matters submitted to a vote of the shareholders;
(iii) will not have cumulative voting rights in the election of Trustees; (iv) will have no preference, conversion, exchange or preemptive rights; and (v) will be validly issued, fully paid and nonassessable by the Company upon issuance.

Description of Series A Preferred Shares

     Immediately prior to the consummation of the Chapple Transaction, the Trustees will file Articles Supplementary to the Declaration with the State Department of Assessments and Taxation of Maryland. These Articles Supplementary will establish the Company's Series A Preferred Shares of Beneficial Interest and set forth the terms and conditions thereof. The form of the Articles Supplementary has been filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of which this Prospectus forms a part, and the summary description of the terms and conditions of the Preferred Shares set forth below is qualified in its entirety by reference to such exhibit. Although the Company does not intend to list the Preferred Shares on any exchange, the issuance of the Preferred Shares is subject to the waiver by the New York Stock Exchange of certain guidelines pertaining to preferred stock for companies whose securities are listed for trading thereon.

     A total of 2,000,000 of the 50,000,000 preferred shares of beneficial interest authorized by the Declaration will be designated as Preferred Shares. Each Preferred Share will have, as to all matters submitted to a vote of the shareholders of the Company, one-tenth the number of votes to which such Preferred Share would be entitled if it were a Common Share. The holders of Preferred Shares will not be entitled to vote separately as a class on any matter.

     The holders of the Preferred Shares will participate equally with holders of Common Shares in all dividends (other than dividends paid in Common Shares, which dividends will be paid in Preferred Shares based upon the Conversion Ratio, as defined below) payable to shareholders of the Company, when, as and if declared by the Trustees, except that the holders of the Preferred Shares (a) shall not be entitled to receive any dividend declared by the Trustees in respect of the Company's operations during the fiscal quarter ending immediately prior to the date of issuance of the Preferred Shares, and (b) shall be entitled to receive only a prorated portion (pursuant to a formula set forth in the Articles Supplementary) of any dividend declared by the Trustees in respect of the Company's operations during the fiscal quarter during which the Preferred Shares are issued.

     Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of all debts and other obligations and liabilities of the Company, the holders of Preferred Shares shall be entitled, before any distribution or payment is made upon any other shares of the capital stock of the Company (other than preferred shares of beneficial interest having a senior or equal priority to the Preferred Shares), to be paid an amount equal to $15.00 per Preferred Share, after which the holders of the Preferred Shares will not be entitled to any further payment. If the assets of the Company are insufficient to permit the payment in full of such preferential amounts, then the entire amount of assets of the Company available for distribution shall be distributed ratably among the holders of the Preferred Shares and the holders of any other preferred shares of beneficial interest now or hereafter outstanding having equal priority.

     As set forth above under the caption "The Company -- The Chapple Transaction", the Preferred Shares will be issued to the Chapple Entities (the "Initial Holders") in connection with the Company's acquisition of the Chapple Properties from the Initial Holders. The Articles Supplementary provide that the Initial Holders may not sell, transfer or make any disposition or conversion of any Preferred Shares prior to the day after the record date for the dividend declared by the Trustees in respect of the Company's operations during the fiscal quarter during which the Preferred Shares are issued (or the day after the Trustees announce that no such dividend will be declared). At any time after such date, an Initial Holder may (a) transfer Preferred Shares to any bona fide transferee who or which is unaffiliated with such Initial Holder, in which case the transferred Preferred Shares will automatically be converted into Common Shares on the basis of one Common Share for each Preferred Share transferred (the "Conversion Ratio"), or (b) transfer any Preferred Shares to any bona fide transferee who or which is affiliated with such Initial Holder, in which case the transferred Preferred Shares will remain Preferred Shares in the hands of the transferee. If the Company at any time subdivides (by stock split, stock dividend, or otherwise) its outstanding Common Shares into a greater number of shares, the Conversion Ratio in effect immediately prior to such subdivision will be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) its outstanding Common Shares into a smaller number of shares, the Conversion Ratio in effect immediately prior to such combination will be proportionately reduced.

     The Trustees may at any time declare that all, but not less than all, outstanding Preferred Shares are to be converted into Common Shares at the Conversion Ratio then in effect, by written notice mailed to each holder of Preferred Shares not less than 10 nor more than 90 days prior to a proposed conversion date. No Preferred Share will be entitled to any dividends accruing after the conversion date specified in such notice, and on such conversion date all rights of the holders of Preferred Shares as such holders shall cease. There is no requirement for or restriction on repurchase or redemption of the Preferred Shares by the Company in the Articles Supplementary.

Limitation of Liability; Shareholder Liability

     Maryland law permits a REIT to provide, and the Declaration provides, that no Trustee, officer, shareholder, employee or agent of the Company shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, the Company, and that, as far as practicable, each written agreement of the Company is to contain a provision to that effect. Despite these facts counsel has advised the Company that in some jurisdictions the possibility exists that shareholders of a non-corporate entity such as the Company may be held liable for acts or obligations of the Company. Counsel has advised the Company that the State of Texas may not give effect to the limitation of shareholder liability afforded by Maryland law, but that Texas law would likely recognize contractual limitations of liability such as those discussed above. The Company intends to conduct its business in a manner designed to minimize potential shareholder liability by, among other things, inserting appropriate provisions in written agreements of the Company; however, no assurance can be given that shareholders can avoid liability in all instances in all jurisdictions.

     The Declaration provides that, upon payment by a shareholder of any such liability, the shareholder will be entitled to indemnification by the Company. There can be no assurance that, at the time any such liability arises, there will be assets of the Company sufficient to satisfy the Company's indemnification obligation. The Trustees intend to conduct the operations of the Company, with the advice of counsel, in such a way as to minimize or avoid, as far as practicable, the ultimate liability of the shareholders of the Company. The Trustees do not intend to provide insurance covering such risk to the shareholders.

Redemption and Business Combinations

     For the Company to qualify as a REIT under the Code, in any taxable year, not more than 50% in value of its outstanding Shares may be owned, directly or indirectly, by five or fewer individuals, and the Shares must be owned by 100 or more persons during at least 335 days of a taxable year or a proportionate part of a taxable year less than 12 months. In order to meet these and other requirements, the Trustees have the power to redeem or prohibit the transfer of a sufficient number of Shares to maintain or bring the ownership of the Shares into conformity with such requirements. In connection with the foregoing, if the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of Shares representing more than 8.5% in value of the total Shares outstanding (the "Excess Shares") has or may become concentrated in the hands of one beneficial owner, other than "Excepted Persons" (as defined in the Declaration), the Trustees shall have the power (i) to purchase from any shareholder of the Company such Excess Shares, and (ii) to refuse to transfer or issue Shares to any person whose acquisition of such Shares would, in the opinion of the Trustees, result in the direct or indirect beneficial ownership by any person of Shares representing more than 8.5% in value of the outstanding Shares. Any transfer of Shares, options, or other securities convertible into Shares that would create a beneficial owner (other than any of the Excepted Persons) of Shares representing more than 8.5% in value of the total shares outstanding shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. Further, the Declaration provides that transfers or purported acquisitions, directly, indirectly or by attribution, of Shares, or securities convertible into Shares, that could result in disqualification of the Company as a REIT are null and void and permits the Trustees to repurchase Shares or other securities to the extent necessary to maintain the Company's status as a REIT. The purchase price for any Shares so purchased shall be determined by the price of the Shares on the principal exchange on which they are then traded or, if no such price is available, then the purchase price shall be equal to the net asset value of such Shares as determined by the Trustees in accordance with applicable law. From and after the date fixed for purchase by the Trustees, and so long as payment of the purchase price for the Shares to be so redeemed shall have been made or duly provided for, the holder of any Excess Shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such Shares, except the right to payment of the purchase price for the Shares.

     The Declaration also requires that, except in certain circumstances, "Business Combinations" (as defined therein) between the Company and a beneficial holder of 10% or more of the outstanding Shares, other than HRPT Advisors, Inc. (the "Advisor") or any wholly-owned subsidiary thereof, be approved by the affirmative vote of the holders of at least 75% of the outstanding Shares.

     Under the Declaration, the number of Trustees may be fixed from time to time by two-thirds of the Trustees or by amendment of the Declaration by the shareholders of the Company, with a minimum of three and a maximum of 12 Trustees, a majority of whom must be Independent Trustees. The Declaration fixes the current number of Trustees of the Company at five and divides the Board of Trustees into three groups. Trustees in each group are elected to three-year terms. As the Trustees' terms expire, replacements are elected by a majority vote of the outstanding Shares. The classified nature of the Board of Trustees may make it more difficult for the shareholders to remove the management of the Company than if all Trustees were elected on an annual basis. Vacancies may be filled by a majority of the remaining Trustees, except that a vacancy among the Independent Trustees must be filled by a majority of the remaining Independent Trustees or by majority vote of the Company's shareholders. Any Trustee may be removed for cause by all of the remaining Trustees, or with or without cause by vote of two-thirds of the Shares then outstanding and entitled to vote thereon.

     The provisions regarding business combinations and the classified nature of the Trustees and certain other matters may not be repealed or amended without the affirmative vote of the holders of at least 75% of the outstanding Shares, provided that the Trustees, by two-thirds vote, may, without the approval or consent of the shareholders adopt any amendment that they in good faith determine to be necessary to permit the Company to qualify as a REIT under the Code.

     The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain shareholders might deem in their interests or pursuant to which they might receive a substantial premium for their Shares. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive shareholders of opportunities to sell at a temporarily higher market price. However, the Trustees believe that inclusion of the business combination provisions in the Declaration may help assure fair treatment of shareholders and preserve the assets of the Company.

Control Share Acquisition

     Maryland law provides for a limitation of voting rights in a "control share acquisition." The Maryland statute defines a "control share acquisition" at the 20%, 33-1/3% and 50% acquisition levels, and requires a two-thirds stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute would require the target to hold a special meeting at the request of an actual or proposed control share acquiror or subject to compliance with certain conditions by such acquiror. In addition, unless the charter, declaration of trust or by-laws provide otherwise, the statute gives the Company, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target within 10 days following a control share acquisition. Moreover, unless the charter, declaration of trust or by-laws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares which results in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter, declaration of trust or by-law provision is adopted for such purpose prior to the control share acquisition. There are presently no such provisions in the Declaration or by-laws of the Company.


Transfer Agent and Registrar

     State Street Bank and Trust Company is the transfer agent and registrar of the Common Shares.


New York Stock Exchange

     The Company's Common Shares are traded on the New York Stock
Exchange. The Company does not intend to list the Preferred Shares for trading on any exchange.


                          LEGAL MATTERS

     Certain legal matters with respect to the Shares offered hereby will be passed upon for the Company by Sullivan & Worcester, Boston, Massachusetts. Sullivan & Worcester will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury, Baltimore, Maryland. Sullivan & Worcester has also given its opinion as to certain federal income tax matters and certain ERISA considerations relating to the Company, which matters are discussed in the Form 10-K. See "Federal Income Tax and ERISA Considerations". Barry M. Portnoy, a partner in the firm of Sullivan & Worcester, is a Trustee of the Company and a director and 50% shareholder of each of the Advisor, CSC, CSCII, a director and 33-1/3% shareholder of VSA and NHSA, and a director of Horizon Healthcare ("Horizon"). Sullivan & Worcester represents the Advisor, CSC, CSCII, VSA and NHSA on various matters. CSC, CSCII and Horizon are (and VSA and NHSA, upon consummation of the Chapple Transaction, will be) tenants of the Company.

                             EXPERTS

     The financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1993; the consolidated financial statements of Greenery appearing in the Greenery Annual Report (Form 10-K) for the year ended September 30, 1993; and the consolidated financial statements of GranCare appearing in the GranCare Annual Report (Form 10-K) for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and are incorporated herein by reference. Such financial statements are incorporated herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

     The audited consolidated financial statements and schedules of Horizon incorporated by reference in this Prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

     The consolidated financial statements and schedules of Marriott incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for income tax as discussed in "Income Taxes" in the notes to the consolidated financial statements.

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the Shares registered hereby.

     Registration Fee under Securities Act . . .    $ 6,000.00
     Legal Fees. . . . . . . . . . . . . . . . .         *
     Accounting Fees . . . . . . . . . . . . . .         *
     Transfer Agent Fees . . . . . . . . . . . .         *
     Miscellaneous Fees. . . . . . . . . . . . .         *

          Total. . . . . . . . . . . . . . . . .    $
       ________
     * To be filed by amendment.


Item 15.  Indemnification of Trustees and Officers.

     Section 7.5 of the Company's Declaration of Trust, incorporated by reference as Exhibit 3.1 to this Registration Statement, which provides for indemnification of Trustees and officers of the Company, is hereby incorporated by reference.


Item 16.  Exhibits.

2.1     Agreement and Plan of Reorganization. (*)
2.2     Letter of Intent between CSC and the Company dated
September 1, 1994. (*)
3.2     Form of Articles Supplementary establishing the Preferred
Shares. (*)
5.1     Opinion and Consent of Sullivan & Worcester regarding
legality. (#)
5.2     Opinion and Consent of Piper & Marbury. (#)
7.1     Opinion and Consent of Piper & Marbury regarding
liquidation preference. (#)
8.1     Opinion and Consent of Sullivan & Worcester regarding tax
        matters. (#)
10.1    Advisory Agreement, as amended. (2)(+)
10.2    Second Amendment to Advisory Agreement. (7)(+)
10.3    Incentive Share Award Plan. (5)(+)
10.4    AMS Properties Security Agreement. (3)
10.5    AMS Subordination Agreement. (3)
10.6    AMS Guaranty. (3)
10.7    AMS Pledge Agreement (pledging shares of AMSP). (3)
10.8    AMS Holding Co. Pledge Agreement (pledging shares of AMS).
        (4)
10.9    Indemnification Agreement. (5)
10.10   Amended and Restated Voting Trust Agreement. (5)
10.11   Amended and Restated HRP Shares Pledge Agreement. (5)
10.12   Guaranty, Cross-Default and Cross-Collateralization
        Agreement. (5)
10.13 Purchase Agreement among HMC Retirement Properties, Inc., HMH Properties, Inc. and the Company dated March 17, 1994, as amended. (6)
10.14   Amended and Restated (June 1994) Revolving Credit Facility.
        (7)
10.15 Amendment to Amended and Restated Revolving Credit Facility dated as of September 30, 1994. (*)
12.1    Statement re Computation of Ratios. (*)
23.1 Consent of Sullivan & Worcester (included in their opinions to be filed as Exhibits 5.1 and 8.1 to this Registration Statement). (#)
23.2 Consent of Piper & Marbury (included in their opinions to be filed as Exhibits 5.2 and 7.1 to this Registration Statement). (#)
23.3 Consent of Ernst & Young LLP (included as page II-4 of this Registration Statement). (*)
23.4 Consents of Arthur Andersen LLP (included as pages II-5 and II-6 of this Registration Statement). (*)
24.1    Power of Attorney (included as page II-8 of this
        Registration Statement). (*)
__________________________________
(*) Filed herewith.
(+) Management contract or compensatory plan or arrangement.
(#) To be filed by amendment.

(1)  Incorporated by reference to the Company's Registration
Statement No. 33-9412 on Form S-11 dated October 10, 1986 and amendments thereto.

(2)  Incorporated by reference to the Company's Registration
Statement No. 33-16799 on Form S-11 dated August 27, 1987 and amendments thereto.

(3) Incorporated by reference to the Company's Current Report on Form 8-K dated December 28, 1990.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1991.

(5)  Incorporated by reference to the Company's Registration
Statement No. 33-55684 on Form S-11 dated December 23, 1992 and amendments thereto.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.


Item 17.  Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-2) and related Prospectus of Health and Retirement Properties Trust for the registration of 2,000,000 of its preferred shares of beneficial interest and the common shares of beneficial interest into which such preferred shares are convertible and to the incorporation by reference therein of (a) our report dated February 11, 1994 with respect to the financial statements schedules of Health and Retirement Properties Trust included in its Annual Report (Form 10-K) for the year ended December 31, 1993, (b) our report dated December 30,
1993 with respect to the consolidated financial statements and schedules of Greenery Rehabilitation Group, Inc. included in Greenery's Annual Report (Form 10-K) for the year ended September
30, 1993, and (c) our report dated March 4, 1994 with respect to the consolidated financial statements and schedules of GranCare, Inc. included in GranCare's Annual Report (Form 10-K) for the year ended December 31, 1993, all filed with the Securities and Exchange Commission.



Boston, Massachusetts                   ERNST & YOUNG LLP
October 7, 1994

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated July 22, 1994 included in Horizon Healthcare Corporation's Form 10-K for the year ended May 31, 1994, dated August 8, 1994, and to all references to our Firm included in this registration statement.


                                        ARTHUR ANDERSEN LLP

Albuquerque, New Mexico
October 6, 1994
            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation by reference in this registration statement (filed October 11, 1994) of our report dated January 28, 1994 included in the Marriott International, Inc. Form 10-K for the year ended December 31, 1993 and to all references to our Firm included in this registration statement.


                                        ARTHUR ANDERSEN LLP

Washington, D.C.
October 7, 1994

                              SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts on October 7, 1994.


                          HEALTH AND RETIREMENT PROPERTIES TRUST



                          By: /s/ Mark J. Finkelstein
                             Mark J. Finkelstein, President
                             and Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

   Signatures                   Title                Date

/s/ Mark J. Finkelstein         President and        October 7, 1994
Mark J. Finkelstein             Chief Executive
                                Officer


/s/ David J. Hegarty            Executive Vice       October 7, 1994
David J. Hegarty                President and
                                Chief Financial and
                                Accounting Officer

/s/ John L. Harrington          Trustee              October 7, 1994
John L. Harrington


/s/ Arthur G. Koumantzelis      Trustee              October 7, 1994
Arthur G. Koumantzelis


/s/ Rev. Justinian Manning, C.P.Trustee              October 7, 1994
Rev. Justinian Manning, C.P.


/s/ Gerard M. Martin            Trustee              October 7, 1994
Gerard M. Martin


/s/ Barry M. Portnoy            Trustee              October 7, 1994
Barry M. Portnoy
/TABLE

                           POWER OF ATTORNEY

   The undersigned Officers and Trustees of Health and Retirement Properties Trust hereby severally constitute Mark J. Finkelstein, David
J. Hegarty, Gerard M. Martin and Barry M. Portnoy, and each of them, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-2 herewith filed with the Securities and Exchange Commission, and any and all amendments thereto, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to the Registration Statement and any and all amendments to the Registration Statement.

   Witness our hands and seals on the dates set forth below.


   Signatures                   Title                Date

/s/ Mark J. Finkelstein         President and        October 7, 1994
Mark J. Finkelstein             Chief Executive
                                Officer


/s/ David J. Hegarty            Executive Vice       October 7, 1994
David J. Hegarty                President and
                                Chief Financial and
                                Accounting Officer

/s/ John L. Harrington          Trustee              October 7, 1994
John L. Harrington


/s/ Arthur G. Koumantzelis      Trustee              October 7, 1994
Arthur G. Koumantzelis


/s/ Rev. Justinian Manning, C.P.Trustee              October 7, 1994
Rev. Justinian Manning, C.P.


/s/ Gerard M. Martin            Trustee              October 7, 1994
Gerard M. Martin


/s/ Barry M. Portnoy            Trustee              October 7, 1994
Barry M. Portnoy
